UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1)

or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 4)

INTRALINKS HOLDINGS, INC.

(Name of Subject Company (Issuer))

GL MERGER SUB, INC.

a wholly owned direct subsidiary of

SYNCHRONOSS TECHNOLOGIES, INC.

(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

46118H104

(CUSIP Number of Class of Securities)

Ronald J. Prague

Executive Vice President, General Counsel and Corporate Secretary

Synchronoss Technologies, Inc.

200 Crossing Boulevard, 8th Floor

Bridgewater, New Jersey 08807

Telephone: (866) 620-3940

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Marc F. Dupré
Andrew Y. Luh
Nevin B. Fox

Keith J. Scherer

Albert W. Vanderlaan
Gunderson Dettmer Stough
Villeneuve Franklin & Hachigian, LLP
One Marina Park Drive, Suite 900
Boston, MA 02210
(617) 648-9100

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$850,681,819.72	$98,594.02

*                  Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase up to 68,087,857 shares of common stock, par value $0.001 per share, of Intralinks Holdings, Inc. (“Intralinks”), at a purchase price of $13.00 per share, net to the seller in cash, without interest thereon and subject to any required withholding taxes. Such shares consist of: (i) 57,944,564 shares of common stock of Intralinks issued and outstanding; (ii) 6,477,504 shares of common stock of Intralinks potentially issuable upon exercise of outstanding exercisable in-the-money stock options; (iii) 2,398,735 shares of common stock of Intralinks issuable upon the settlement of outstanding restricted stock units; (iv) 1,229,384 shares of common stock of Intralinks issuable upon the settlement of outstanding performance stock units; and (v) 37,670 shares of common stock of Intralinks estimated to be subject to outstanding purchase rights under Intralinks’ employee stock purchase plan. The foregoing figures have been provided by the issuer to the offeror and are as of December 12, 2016, the most recent practicable date.

**            The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the Transaction Valuation by 0.0001159.

☒           Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $98,594.02	Filing Party: GL Merger Sub, Inc. and Synchronoss Technologies, Inc.
Form or Registration No.: Schedule TO	Date Filed: December 19, 2016

☐             Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒    third-party tender offer subject to Rule 14d-1.

☐    issuer tender offer subject to Rule 13e-4.

☐    going-private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by GL Merger Sub, Inc., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Synchronoss Technologies, Inc., a Delaware corporation (“Synchronoss”), with the Securities and Exchange Commission on December 19, 2016 (together with any amendments and supplements thereto, the “Schedule TO”).  The Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value, $0.001 per share (the “Shares”), of Intralinks Holdings, Inc., a Delaware corporation (“Intralinks”), at a purchase price of $13.00 per Share net to the seller in cash, without interest and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase dated December 19, 2016 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Amendment.

Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Item 11. Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

“The Offer expired at one minute after 11:59 p.m., Eastern Time, on Wednesday, January 18, 2017. The Depositary for the Offer has advised Synchronoss and the Purchaser that, as of the expiration of the Offer, a total of 45,632,659 Shares had been validly tendered into and not withdrawn pursuant to the Offer, representing approximately 78.7% of the 58,016,472 outstanding Shares as of the expiration of the Offer. Additionally, the Depositary has advised Synchronoss and the Purchaser that an additional 1,821,243 Shares had been tendered by notice of guaranteed delivery, representing approximately 3.1% of the 58,016,472 outstanding Shares as of the expiration of the Offer. The Purchaser has accepted for payment all Shares validly tendered pursuant to the Offer and not properly withdrawn. The number of Shares (excluding Shares delivered pursuant to notices of guaranteed delivery) tendered satisfied the Minimum Tender Condition (as defined in the Offer to Purchase). As the Minimum Tender Condition and each of the other conditions of the Offer has been satisfied (or waived), Purchaser has accepted for payment all Shares that were validly tendered and not validly withdrawn pursuant to the Offer.

Following the purchase of Shares in the Offer, the Purchaser has sufficient voting power to approve the Merger without the affirmative vote of the stockholders of Intralinks in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”). Accordingly, and subject to the satisfaction of the remaining conditions in the Merger Agreement, the Purchaser and Synchronoss intend to consummate a merger in which the Purchaser will merge with and into Intralinks (the “Merger”), with Intralinks surviving the Merger and continuing as a wholly owned subsidiary of Synchronoss, as promptly as practicable in accordance with the terms of the Merger Agreement and without a vote by the stockholders of Intralinks to adopt the Merger Agreement or consummate the Merger in accordance with Section 251(h) of the DGCL. No other action by the stockholders of Intralinks will be required pursuant to Delaware law or otherwise. As a result of the Merger, each Share issued and outstanding immediately prior to the Effective Time, other than (i) Shares held by Intralinks as treasury stock, which will be cancelled and cease to exist and (ii) Shares owned by stockholders of Intralinks who perfect their appraisal rights under Section 262 of the DGCL, will be converted into the right to receive an amount of cash equal to the Offer Price, without interest, and less any required tax withholding. All Shares that are converted into the right to receive the Offer Price will be canceled and cease to exist. Promptly following consummation of the Merger, Synchronoss intends to cause all Shares to be delisted from the NYSE and deregistered under the Exchange Act.

On January 19, 2017, Synchronoss issued a press release announcing the expiration and results of the Offer and the consummation of the Merger. The full text of the press release is attached as Exhibit (a)(5)(O) to the Schedule TO and is incorporated herein by reference.”

Item 12.           Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

 (a)(5)(O)            Press Release issued by Synchronoss Technologies, Inc. on January 19, 2017.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 19, 2017

GL Merger Sub, Inc.

By:	/s/ Stephen G. Waldis
	Name:	Stephen G. Waldis
	Title:	President

Synchronoss Technologies, Inc.

By:	/s/ Stephen G. Waldis
	Name:	Stephen G. Waldis
	Title:	Chairman of the Board of Directors and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated December 19, 2016.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement as published in the New York Times on December 19, 2016.*

(a)(1)(G)	Letter to Current and Former Intralinks Employees who own Shares held on Solium’s Shareworks Platform.*

(a)(2)

Letter dated December 19, 2016 to the stockholders of Intralinks, Inc. (included in materials mailed to stockholders) (incorporated by reference to Exhibit (a)(2) to the Schedule 14D-9 filed by Intralinks Holdings, Inc. on December 19, 2016).

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)

Joint Press Release issued by Synchronoss Technologies, Inc. and Intralinks Holdings, Inc. on December 6, 2016 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Synchronoss Technologies, Inc. on December 6, 2016).

(a)(5)(B)	Investor Presentation Materials, dated December 6, 2016 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Synchronoss Technologies, Inc. on December 6, 2016).

(a)(5)(C)

Email sent to employees of Synchronoss Technologies, Inc. on December 6, 2016 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Synchronoss Technologies, Inc. on December 6, 2016).

(a)(5)(D)

Edited Transcript of December 6, 2016 Conference Call Held by Synchronoss Technologies, Inc. (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Synchronoss Technologies, Inc. on December 7, 2016).

(a)(5)(E)

Employee Presentation issued by Synchronoss Technologies, Inc. on December 7, 2016 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Synchronoss Technologies, Inc. on December 7, 2016).

(a)(5)(F)	Intralinks Holdings, Inc. employee communication (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9 filed by Intralinks Holdings, Inc. on December 12, 2016).

(a)(5)(G)	Intralinks Holdings, Inc. all hands meeting slides (incorporated by reference to Exhibit 99.3 to the Schedule 14D-9 filed by Intralinks Holdings, Inc. on December 12, 2016).

(a)(5)(H)	Intralinks Holdings, Inc. social media guidelines communication (incorporated by reference to Exhibit 99.4 to the Schedule 14D-9 filed by Intralinks Holdings, Inc. on December 12, 2016).

(a)(5)(I)

Customer and analyst email templates distributed to certain of the Intralinks Holdings, Inc.’s employees on December 6, 2016 (incorporated by reference to Exhibit 99.5 to the Schedule 14D-9 filed by Intralinks Holdings, Inc. on December 12, 2016).

(a)(5)(J)

Customer slide presentation distributed to certain of Intralinks Holdings, Inc.’s employees on December 6, 2016 (incorporated by reference to Exhibit 99.6 to the Schedule 14D-9 filed by Intralinks Holdings, Inc. on December 12, 2016).

(a)(5)(K)	Customer and analyst email templates distributed to certain of Intralinks Holdings, Inc.’s employees on

December 7, 2016 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9 filed by Intralinks Holdings, Inc. on December 7, 2016).

(a)(5)(L)

Answers to frequently asked questions that were distributed to certain of Intralinks Holdings, Inc.’s employees on December 7, 2016 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9 filed by Intralinks Holdings, Inc. on December 7, 2016).

(a)(5)(M)

Prospect and new hire email templates distributed to certain of Intralinks Holdings, Inc.’s employees on December 15, 2016 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9 filed by Intralinks Holdings, Inc. on December 15, 2016).

(a)(5)(N)

Answers to frequently asked sales-focused questions that were distributed to certain of Intralinks Holdings, Inc.’s employees on December 15, 2016 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9 filed by Intralinks Holdings, Inc. on December 15, 2016).

(a)(5)(O)	Press Release issued by Synchronoss Technologies, Inc. on January 19, 2017.

(b)(1)

Commitment letter with Goldman Sachs Bank USA, Credit Suisse AG and Credit Suisse Securities (USA) LLC, dated December 5, 2016 (incorporated by reference to the Current Report on Form 8-K filed by Synchronoss Technologies, Inc. on December 6, 2016).

(c)	Not applicable.

(d)(1)

Agreement and Plan of Merger, dated as of December 5, 2016, among Synchronoss Technologies, Inc., GL Merger Sub, Inc. and Intralinks Holdings, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Synchronoss Technologies, Inc. with the SEC on December 6, 2016).

(d)(2)	Form of Tender and Support Agreement (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Synchronoss Technologies, Inc. with the SEC on December 6, 2016).

(d)(3)	Non-Disclosure Agreement, dated September 21, 2016, by and between Intralinks Holdings, Inc. and Synchronoss Technologies, Inc. *

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*   Previously filed.